UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)

SKYLYFT MEDIA NETWORK, INC.

(Name of Issuer)

COMMON

(Title of Class of Securities)

83086A 20 9

(CUSIP Number)

Richard D. Yanke 100 East Verdugo Ave. Burbank, CA 91502  Tel: (818) 605-0957

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 130 to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §~240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

SEC 1746 (3-06)

CUSIP No. 83086A 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RICHARD D. YANKE ###-##-####
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 13,500,000 8. Shared Voting Power 9. Sole Dispositive Power 13,500,000 10. Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 53.1%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

The statement relates to the Common Stock, $.001 par value per share (“COMMON STOCK”) issued by SKYLYFT Media Network, Inc.,  a Delaware Corporation, located at 100 East Verdugo Ave. Burbank, CA 91502

Item 2. Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

This statement is filed by Richard Yanke, an individual (“Reporting Person”), whose principal offices are located at

100 East Verdugo Ave. Burbank, CA 91502.

The Reporting Person is the President and CEO SKYLYFT Media Network, Inc., located at 100 East Verdugo Ave.

Burbank, CA 91502.

The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired 13,500,000 shares of the Company as founder shares through personal funds.

Item 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

The Reporting Person’s purpose for the acquisition is to organize and operate the business entity as a founder.

Item 5. Interest in Securities of the Issuer

COMMON STOCK

As of the date hereof, the Reporting Person beneficially owns 13,500,000 shares of the Company's common stock, comprising 53.1% of the issued and outstanding common stock of the Company.  The percentage used herein is calculated based upon the 25,427,495 shares of Common Stock of the Company stated by the Company as issued and outstanding as of March 1, 2007. The Reporting Person has sole voting and dispositive powers with respect to 13,500,000 shares of Common Stock. The Reporting Person has not effected other transactions in the shares of the common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  03/01/2007

Signature /S/ RICHARD D. YANKE

Name/Title   RICHARD D. YANKE - PRESIDENT/CEO, SKYLYFT Media Network, Inc.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)